Exhibit 99.5

QUNAR CAYMAN ISLANDS LIMITED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Qunar Cayman Islands Limited

We have audited the accompanying consolidated balance sheets of Qunar Cayman Islands Limited (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity (deficit) for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qunar Cayman Islands Limited at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Qunar Cayman Islands Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP
Beijing, the People’s Republic of China
April 29, 2015

QUNAR CAYMAN ISLANDS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
		2013	2014
	Notes	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents		980,129	812,972	131,027
Restricted cash		163,506	236,929	38,186
Funds receivable		241,122	413,084	66,577
Short-term investments		485,945	—	—
Accounts receivable, net	3	99,892	165,404	26,658
Due from related parties	11	10,000	39,951	6,439
Prepayments and other current assets	4	66,104	259,734	41,862
Deferred tax assets	10	8,436	22,859	3,684
Total current assets		2,055,134	1,950,933	314,433

Non-current assets:
Property and equipment, net	5	45,690	149,307	24,064
Intangible assets	7	—	2,849	459
Long-term investments	6	—	103,175	16,629
Other non-current assets	18	23,951	61,453	9,904

Total non-current assets		69,641	316,784	51,056

Total assets		2,124,775	2,267,717	365,489

QUNAR CAYMAN ISLANDS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
		2013	2014
	Notes	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current liabilities (including current liabilities of the Affiliated PRC Entities without recourse to the Company amounting to RMB384,561 and RMB 844,484(US$136,106) as of December 31, 2013 and 2014, respectively) (note 1):

Customer advances and deposits		164,679	258,992	41,742
Due to related parties	11	4,492	6,305	1,016
Accounts payable		5,087	19,813	3,193
Salaries and welfare payable		85,977	201,433	32,465
Income tax payable		5,764	22,821	3,678
Accrued expenses and other current liabilities	8	438,486	1,155,547	186,240
Warrant liability	11,19	—	701,776	113,106
Total current liabilities		704,485	2,366,687	381,440

Non-current liabilities (including non-current liabilities of the Affiliated PRC Entities without recourse to the Company amounting to RMB3,125 and RMB3,429 (US$553) as of December 31, 2013 and 2014, respectively):

Non-current liabilities		57,863	71,616	11,542

Total non-current liabilities		57,863	71,616	11,542

Total liabilities		762,348	2,438,303	392,982

Commitments and contingencies	20
Shareholders’ equity(deficit):
Class A ordinary shares (par value of US$0.001 per share; 303,344,804 shares authorized as at December 31, 2013 and 2014, respectively; 302,850,254 and 224,299,179 shares issued and outstanding as at December 31, 2013 and 2014, respectively)	14	1,914	1,426	230
Class B ordinary shares (par value of US$0.001 per share; 496,655,196 shares authorized as at December 31, 2013 and 2014, respectively; 39,332,950 and 134,376,522 shares issued and outstanding as at December 31, 2013 and 2014, respectively)	14	240	831	134
Additional paid-in capital		1,788,167	2,069,313	333,513
Accumulated other comprehensive (loss) income	13	(28,476)	4,163	671
Accumulated deficit		(399,418)	(2,246,319)	(362,041)

Total shareholders’ equity(deficit)		1,362,427	(170,586)	(27,493)

Total liabilities and shareholders’ equity(deficit)		2,124,775	2,267,717	365,489

The accompanying notes are an integral part of these consolidated financial statements.

QUNAR CAYMAN ISLANDS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share (or ADS) data)

		Years ended December 31,
		2012	2013	2014
	Notes	RMB	RMB	RMB	US$
Revenues
Pay-for-performance services	9	446,550	772,114	1,666,653	268,616
Display advertising services	9	46,670	63,503	87,894	14,166
Other services	9	8,505	15,305	2,208	356

Total revenues		501,725	850,922	1,756,755	283,138
Cost of revenues		(95,787)	(173,395)	(454,902)	(73,317)

Gross profit		405,938	677,527	1,301,853	209,821
Operating expenses:
Product developments		(187,266)	(319,021)	(774,511)	(124,829)
Product sourcing		(26,947)	(67,271)	(316,903)	(51,075)
Sales and marketing (including services contributed by and rendered by related parties amounting to RMB6,650, RMB5,920 and RMB3,304 (US$533) and RMB74,296, RMB92,930 and RMB183,146 (US$29,518), respectively, for the years ended December 31, 2012, 2013 and 2014, respectively)	11	(216,853)	(315,506)	(890,861)	(143,581)
General and administrative (including services rendered by a related party amounting to RMB81, nil and nil for the years ended December 31, 2012, 2013 and 2014, respectively)	11	(50,574)	(129,209)	(399,914)	(64,454)
Online marketing expense for Baidu Zhixin Cooperation	11	—	—	(699,983)	(112,817)
Contract termination loss provision	20	—	—	(64,485)	(10,393)

Operating loss		(75,702)	(153,480)	(1,844,804)	(297,328)
Interest income, net		832	4,757	31,329	5,049
Foreign exchange (loss) gain, net		(656)	1,469	(20,739)	(3,343)
Other income, net		363	1,057	4,873	785

Loss before income taxes		(75,163)	(146,197)	(1,829,341)	(294,837)
Income tax expense	10	(15,950)	(41,092)	(17,560)	(2,830)

Net loss		(91,113)	(187,289)	(1,846,901)	(297,667)

Loss per share for ordinary shares
Basic and diluted	15	(0.32)	(0.61)	(5.26)	(0.85)
Loss per ADS (each ADS represents three Class B ordinary shares)
Basic and diluted	15	(0.96)	(1.83)	(15.78)	(2.55)
Weighted average number of ordinary shares used in computation:
Ordinary shares:
Basic	15	281,682,508	—	—	—
Diluted	15	281,682,508	—	—	—
Class A ordinary shares:
Basic	15	—	299,524,536	266,696,495	266,696,495
Diluted	15	—	299,524,536	266,696,495	266,696,495
Class B ordinary shares:
Basic	15	—	6,403,973	84,713,813	84,713,813
Diluted	15	—	305,928,509	351,410,308	351,410,308
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	13	(542)	(16,873)	32,639	5,260

Comprehensive loss		(91,655)	(204,162)	(1,814,262)	(292,407)

The accompanying notes are an integral part of these consolidated financial statements.

QUNAR CAYMAN ISLANDS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		Years ended December 31,
		2012	2013	2014
	Notes	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss		(91,113)	(187,289)	(1,846,901)	(297,667)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation expenses	5	16,876	22,735	52,048	8,389
Allowance for doubtful debts	3	1,928	7,038	2,199	354
Share-based compensation related to equity awards		16,973	58,170	265,924	42,859
Online marketing expenses for Baidu Zhixin Cooperation	11	—	—	699,983	112,817
Marketing services contributed by a related party	11	6,650	5,920	3,304	533
Imputed interest on loan due to a related party	11	421	2,050	—	—
Payment of Employee Consenting Equity Right Holder (“CERH”) Fees		—	(9,982)	(2,980)	(480)
Changes in assets and liabilities
Restricted cash		(48,926)	(114,459)	(73,423)	(11,834)
Accounts receivable		(9,708)	(61,299)	(67,711)	(10,913)
Funds receivable		(27,491)	(210,284)	(171,962)	(27,715)
Prepayments and other current assets	4	(19,836)	(21,233)	(193,630)	(31,207)
Deferred tax assets, current	10	—	(8,436)	(14,423)	(2,325)
Due from related parties	11	(6,550)	(2,400)	(29,951)	(4,827)
Other non-current assets		4,793	(20,310)	(28,972)	(4,669)
Customer advances and deposits		34,873	95,598	94,313	15,200
Accounts payable		(770)	2,925	11,318	1,824
Salaries and welfare payable		19,808	42,308	115,456	18,608
Income tax payable		576	4,598	17,057	2,749
Accrued expenses and other current liabilities	8	90,678	289,870	717,061	115,568
Due to related parties	11	200	4,292	1,813	292
Non-current liabilities		14,456	40,269	13,753	2,217

Net cash provided by (used for) operating activities		3,838	(59,919)	(435,724)	(70,227)

Cash flows from investing activities:
Acquisitions of property and equipment		(23,484)	(39,314)	(160,786)	(25,914)
Acquisition of intangible assets		—	—	(2,849)	(459)
Payments to purchase of short-term investments		(29,626)	(671,165)	(242,901)	(39,149)
Proceeds from maturity of short-term investments		127,499	185,741	740,551	119,355
Payments for long-term investments		—	—	(103,175)	(16,629)
Net cash provided by (used for) investing activities		74,389	(524,738)	230,840	37,204

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	14	—	354,586	—	—
Proceeds from issuance of Class B ordinary shares, net of initial public offering costs		—	1,083,272	—	—
Proceeds from issuance of ordinary shares previously subject to escrow		—	17,298	—	—
Proceeds from exercise of share options		2,538	1,474	15,001	2,418
Loans from related parties	11	150,000	150,000
Repayment of loans due to related parties	11	(100,000)	(200,000)	—	—
Loans to related parties	11	(31,156)	(68,886)	—	—
Proceeds from repayment of loans due from related parties	11	—	98,975	—	—
Distribution	14	(74,256)	(4,638)	—	—

Net cash (used for) provided by financing activities		(52,874)	1,432,081	15,001	2,418

Effect of exchange rate changes on cash and cash equivalents		(287)	(15,806)	22,726	3,664
Net increase (decrease) in cash and cash equivalents		25,066	831,618	(167,157)	(26,941)
Cash and cash equivalents at beginning of the year		123,445	148,511	980,129	157,968

Cash and cash equivalents at end of the year		148,511	980,129	812,972	131,027

Supplemental cash flow disclosures:
Income taxes paid		(2,260)	(8,852)	(4,319)	(696)
Acquisitions of equipment included in accounts payable		632	122	3,408	549

The accompanying notes are an integral part of these consolidated financial statements

QUNAR CAYMAN ISLANDS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares)

	Ordinary shares		Class A Ordinary shares		Class B Ordinary shares		Additional paid-in capital	Accumulated other comprehensive (loss) income (note 13)	Accumulated deficit	Total shareholders’ (deficit) equity
	Number of shares	RMB	Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2011	181,402,116	1,172	—	—	—	—	(742,946)	(11,061)	(121,016)	(873,851)

Net loss	—	—	—	—	—	—	—	—	(91,113)	(91,113)
Other comprehensive loss	—	—	—	—	—	—	—	(542)	—	(542)
Online marketing services contributed by a related party (note 11)							6,650			6,650
Imputed interest on loan due to related party (note 11)							421			421
Exercise of stock options	—	—	—	—	—	—	2,538	—	—	2,538
Share-based compensation	—	—	—	—	—	—	16,973	—	—	16,973

Balance at December 31, 2012	181,402,116	1,172	—	—	—	—	(716,364)	(11,603)	(212,129)	(938,924)

Net loss	—	—	—	—	—	—	—	—	(187,289)	(187,289)
Other comprehensive loss	—	—	—	—	—	—	—	(16,873)	—	(16,873)
Issuance of ordinary shares (note 14)	21,662,296	135	—	—	—	—	354,451	—	—	354,586
Re-designation of ordinary shares to Class A ordinary shares (note 14)	(203,064,412)	(1,307)	203,064,412	1,307	—	—	—	—	—	—
Conversion of Class A ordinary shares to Class B ordinary shares by a shareholder (note 14)	—	—	(494,550)	(3)	494,550	3	—	—	—	—
Issuance of Class B ordinary shares (note 14)	—	—	—	—	38,838,400	237	1,182,878	—	—	1,183,115
Initial public offering costs	—	—	—	—	—	—	(101,146)	—	—	(101,146)
Proceeds from issuance of ordinary shares previously subject to escrow (note 1)	—	—	—	—	—	—	17,298	—	—	17,298
Distribution and payment of CERH Fees	—	—	—	—	—	—	(14,620)	—	—	(14,620)
Reclassification of the redeemable ordinary shares from mezzanine equity to Class A ordinary shares in permanent equity (note 14)	—	—	100,280,392	610	—	—	998,056	—	—	998,666
Online marketing services contributed by a related party (note 11)							5,920			5,920
Imputed interest on loan due to related party (note 11)							2,050			2,050
Exercise of stock options	—	—	—	—	—	—	1,474	—	—	1,474
Share-based compensation	—	—	—	—	—	—	58,170	—	—	58,170

Balance at December 31, 2013	—	—	302,850,254	1,914	39,332,950	240	1,788,167	(28,476)	(399,418)	1,362,427

Net loss									(1,846,901)	(1,846,901)
Other comprehensive income								32,639		32,639
Distribution and payment of CERH Fees	—	—	—	—	—	—	(2,980)	—	—	(2,980)
Online marketing services contributed by a related party (note 11)	—	—	—	—	—	—	3,304	—	—	3,304
Exercise of stock options	—	—	—	—	16,492,497	103	14,898	—	—	15,001
Share-based compensation	—	—	—	—	—	—	265,924	—	—	265,924
Transfer of Class A ordinary shares to Class B ordinary shares	—	—	(78,551,075)	(488)	78,551,075	488	—	—	—	—
Balance at December 31, 2014	—	—	224,299,179	1,426	134,376,522	831	2,069,313	4,163	(2,246,319)	(170,586)
Balance at December 31, 2014, in US$		—		230		134	333,513	671	(362,041)	(27,493)

The accompanying notes are an integral part of these consolidated financial statements.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

1.                                      ORGANIZATION

Qunar Cayman Islands Limited (the “Company” or “Qunar”) is a limited company incorporated on July 31, 2006 and domiciled in the Cayman Islands. The Company is principally engaged in the operation of an online travel commerce platform with the provision of pay-for-performance services, display advertising services and other services in the People’s Republic of China (“PRC”).

The Company’s principal subsidiaries and its principal Affiliated PRC Entities as of December 31, 2014 are as follows:

Company	Date of incorporation	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
Principal subsidiaries of the Company:
Queen’s Road Travel Information Limited (“Queen’s Road”)	August 6, 2010	Hong Kong	100%	Pay-for-performance services; Display advertising services
Beijing Qunar Software Technology Company Limited (“WFOE”)	October 10, 2006	PRC	100%	Pay-for-performance services
Shanghai Qianlima Network Technology Co. Ltd., a wholly owned subsidiary of the WFOE	November 16,2012	PRC	100%	Display advertising services
Principal Affiliated PRC Entities
Qunar.com Beijing Information Technology Company Limited (“VIE”)	March 17, 2006	PRC	Nil	Display advertising services
Beijing JiaXin HaoYuan Information Technology Company Ltd. (“Jiaxinhaoyuan”), a wholly owned subsidiary of the VIE	August 26, 2010	PRC	Nil	Pay-for-performance services
Beijing JinDuYuanYou Information Technology Company Ltd. (“Jinduyuanyou”), a wholly owned subsidiary of the VIE	December 12, 2011	PRC	Nil	Pay-for-performance services
Qingdao Yi Lu Tong Xing International Travel Agency Co., Ltd. (“Qingdao”), a wholly owned subsidiary of the VIE	April 12, 2012	PRC	Nil	Pay-for-performance services
Shenzhen Zhongchengtai Insurance Brokerage Co. Ltd. (“Zhongchengtai”), a wholly owned subsidiary of the VIE	September 9, 2013	PRC	Nil	Pay-for-performance services

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

The VIE and its wholly-owned subsidiaries above are collectively known as the “principal Affiliated PRC Entities.”

On July 20, 2011, Baidu Holdings Limited (“Baidu”) subscribed to 181,402,116 of the Company’s ordinary shares, representing 62.01% of the equity interest of the Company (60% of the equity interest of the Company on a fully diluted basis) for a total consideration of US$ 306,000 (RMB1,976,515) (the “Baidu Transaction”). 85% of the total consideration or US$260,100 (RMB1,680,039) was remitted upon closing of the Baidu Transaction. The rest of the consideration amounting to US$45,900 was remitted to an escrow account which was released in full at the end of the escrow period in January 2013 as all the conditions related to the escrow were fulfilled.

On November 1, 2013, the Company completed its initial public offering (“IPO”) and a private placement concurrently with the IPO on the NASDAQ Global Market raising total gross proceeds of US$194.2 million, representing 12,612,800 American Depositary Shares (“ADSs”) at the price of US$15.00 per ADS and 1,000,000 Class B ordinary shares at the price of US$5.00 per share. Each ADS represents three Class B ordinary shares. Upon the closing of the IPO, the total number of ordinary shares outstanding was 342,183,204, comprised of 302,850,254 Class A ordinary shares and 39,332,950 Class B ordinary shares; and Baidu remains the Company’s controlling shareholder, holding 54.1% of the equity interest. Baidu, Inc., the parent company of Baidu, is the Company’s ultimate holding company.

In 2014, the Company launched the apartment rental business through a 50% owned entity, which was fully consolidated through a contractual agreement with the other 50% shareholder, a related party.

In order to comply with the PRC law and regulations which prohibit foreign control of companies involved in Internet content, the Company operates its website and conducts a portion of its display advertising businesses in the PRC through the principal Affiliated PRC Entities. The paid-in capital of the VIE was funded by the WFOE through loans extended to the VIE’s shareholders (the “Nominee Shareholders”). The effective control of the VIE is held by the Company, through a series of contractual agreements (the “Contractual Agreements”) entered into in October 2006, as amended. As a result of the Contractual Agreements, the Company maintains the ability to control the VIE, is entitled to substantially all of the economic benefits from the VIE, and is obligated to absorb all of the VIE’s expected losses.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and the VIE through the irrevocable power of attorney agreement, whereby the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIE to the Company. In addition, through the Contractual Agreements, the Company demonstrates its ability and intention to continue to absorb substantially all of the expected losses and profits of the VIE.

With respect to the VIE, the Board of Directors of the Company approves the annual budget, financial statements and material contracts of the VIE after the review by senior management of the Company. Senior management of the Company is also generally responsible for the review and approval of sales contracts, credit approval policies, pricing policies, the display of advertisements as well as the appointments and terminations of personnel. In addition, the WFOE is mainly responsible for acquiring significant bandwidth and traffic, marketing and product developments for the VIE. Therefore, the Company directs the activities of the VIE that most significantly impact their economic performance.

As a result of the above, the Company consolidates the VIE in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation.

The following is a summary of the Contractual Agreements:

(1) Power of Attorney Agreement: Pursuant to the power of attorney agreement signed between the Nominee Shareholders and the WFOE, the Nominee Shareholders gave the WFOE an irrevocable proxy to exercise all of their voting rights as shareholders of the VIE and sign and/or stamp on behalf of the Nominee Shareholders, all related legal documents pertinent to the exercise of their rights in their capacity as the shareholders of the VIE. The WFOE is also entitled to transfer or assign its voting rights to any other person or entity at its own discretion and without giving prior notice to the Nominee Shareholders or obtaining their consent. The Nominee Shareholders have also irrevocably and permanently waived their rights to terminate this proxy. The proxy will only end when the equity interests of the VIE have been transferred to the Company, the WFOE or their designee or upon the dissolution of the VIE, whichever is earlier.

(2) Loan Agreement: Pursuant to the loan agreement between the Nominee Shareholders and the WFOE, the WFOE granted interest free loans amounting to RMB 1,000 for the Nominee Shareholders’ contributions to the VIE. The manner and timing of the repayment is at the sole discretion of the WFOE and at the Nominee Shareholders’ option may be in the form of transferring the VIE’s equity interest to the WFOE or its designees.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

(3) Equity Option Agreement: Pursuant to the equity option agreement entered into between the Nominee Shareholders, the Company and the WFOE, the Nominee Shareholders granted to the Company/ WFOE or their designees an exclusive and irrevocable option to purchase all their equity interests in the VIE. The exercise consideration should be based on the loan amount as described above or the minimum consideration permitted by the PRC laws, whichever is higher. The Company/ WFOE or their designees may exercise such option at any time until it has acquired all equity interests of the VIE. This agreement terminates when all the equity interests have been transferred or when the obligations by the Nominee Shareholders have been fully performed, whichever is later.

(4) Exclusive Technical Consulting and Services Agreement: Pursuant to the exclusive technical consulting and services agreement entered into by the WFOE and the VIE, the VIE engaged the WFOE as their exclusive provider of technical, marketing and management consulting services for an initial term of 30 years, which will be automatically extended for another 10 years upon expiration. The VIE is required to pay to the WFOE service fees determined mutually by the parties. The WFOE will exclusively own any intellectual property arising from the performance of this agreement. The agreement can be terminated mutually by the parties.

(5) Equity Interest Pledge Agreement: Pursuant to the equity interest pledge agreement entered into between the Nominee Shareholders and the WFOE, the Nominee Shareholders pledged all of their equity interests in the VIE to the WFOE as collateral to secure their obligations under the above agreements. The Nominee Shareholders may not transfer or dispose of their equity interests in the VIE until all the obligations under the agreements above have been performed and the equity interests in the VIE have been transferred to the WFOE, the Company and/or their designees. The Nominee Shareholders also cannot create any pledge or encumbrance on the equity interests in the VIE without the WFOE’s prior written consent. The WFOE is entitled to transfer or assign in full or in part the equity interests pledged. In the event of default, the WFOE as the pledgee will be entitled to dispose of the pledged equity interests at any time through transfer or assignment. The WFOE also has the right to collect dividends from the equity interests. The equity interest pledge agreement will terminate after all the obligations under these agreements have been satisfied in full and the pledged equity interests have been transferred to the WFOE, the Company and/or their designees. The equity interest pledge agreement may only be early terminated by the WFOE unilaterally. The equity pledge has also been registered with the local administration for industry and commerce and remains effective until all payments due under the exclusive technical consulting and services agreement have been fulfilled by the VIE.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

In May 2012, the Contractual Agreements were supplemented by the following terms:

•                                     Dividends and distributions are not permitted without the prior consent of the WFOE. To the extent there is a dividend or distribution, the Nominee Shareholders will remit the amounts in full to the WFOE immediately;

•                                     The Nominee Shareholders agreed that the total consideration received from the transfer of any part of the equity interests or sale of assets of the VIE will first be applied to the outstanding balance under the loan and exclusive technical consulting and services agreements. After full repayment of the outstanding balance, any remaining consideration will be remitted in full to the WFOE as a nonreciprocal transfer;

•                                     With respect to the loan agreement, the term of the loan shall continue indefinitely until all the obligations have been fulfilled. The WFOE may at its discretion determine the time and manner for the repayment and the Nominee Shareholders’ option as to the form of repayment is superseded;

•                                     With respect to the equity option agreement, the method of payment of the equity option shall be determined at the discretion of the WFOE. In the event of liquidation or dissolution of the VIE, all assets shall be sold to the WFOE at the lowest selling price permitted by the applicable PRC law, and any proceeds from the transfer and any residual interests in the VIE shall be remitted to the WFOE immediately. The Company also agrees to fund the WFOE if and when the VIE requires financial support from the WFOE, to the extent allowed by law, to the VIE for its operations and forego the right to seek repayment;

•                                     The appointment of any individuals to exercise the powers and rights assigned pursuant to the power of attorney agreement requires the approval of the Company. All the activities in relation to such powers and rights assigned are directed and approved by the Company; and

•                                     With respect to the exclusive technical consulting and services agreement, the service fees are determined based on a predetermined formula based on the financial performance of the VIE and can be adjusted by the WFOE unilaterally. The terms of the exclusive technical consulting and services agreement will continue to be in effect until it is terminated by the WFOE.

In October 2012, the power of attorney agreement, loan agreement, equity option agreement, and exclusive technical consulting and services agreement were also updated to reflect an additional capital contribution amounting to RMB10,000 to the VIE by the WFOE. The supplemental terms of the Contractual Agreements entered into in May 2012 remain effective.

As a result, the power of attorney has since been effectively reassigned to the Company which has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. The Company is also obligated to absorb the expected losses of the VIE through the financial support as described above. The Company and the WFOE, as a group of related parties, have held all of the variable interests of the VIE. The Company has been determined to be most closely associated with the VIE within the group of related parties and has replaced the WFOE as the primary beneficiary of the VIE since May 2012. As the VIE was subject to indirect control by the Company through the WFOE immediately before and direct control immediately after the Contractual Agreements were supplemented, the change of the primary beneficiary of the VIE was accounted for as a common control transaction based on the carrying amount of the net assets transferred.

The Company and other PRC entities and their respective nominee shareholders entered into a series of agreements substantially similar to the above Contractual Agreements. Through these agreements, the Company demonstrates its ability and intention to continue to absorb substantially all of the expected losses and profits of these other PRC entities and direct the activities of these other PRC entities that most significantly impact their economic performance. Therefore, the Company also consolidates these other PRC entities in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation.

The principal Affiliated PRC Entities and other PRC entities are collectively known as the “Affiliated PRC Entities.”

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

The carrying amounts and classifications of the assets and liabilities of Affiliated PRC Entities are as follows:

	As of December 31,
	2013	2014
	RMB	RMB	US$
Current assets	481,709	1,011,311	162,994
Non-current assets	1,481	75,910	12,234

Total assets	483,190	1,087,221	175,228

Current liabilities	468,769	1,076,484	173,498
Non-current liabilities	3,125	3,429	553

Total liabilities	471,894	1,079,913	174,051

The financial performance and cash flows of Affiliated PRC Entities are as follows:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Revenues	80,344	82,474	371,555	59,884

Cost of revenues	32,743	45,298	215,981	34,810

Net (loss) income	(3,254)	4,966	(10,990)	(1,771)

Net cash provided by operating activities	33,038	41,181	94,178	15,179

Net cash used in investing activities	(1,553)	(961)	(65,109)	(10,493)

Net cash provided by (used in) financing activities	60,000	(50,000)	7,000	1,128

As of December 31, 2013 and 2014, the current liabilities of the Affiliated PRC Entities included amounts due to WFOE and the Company of RMB84,208 and RMB232,000 (US$37,392), respectively, which were eliminated upon consolidation by the Company.

There was no pledge or collateralization of the Affiliated PRC Entities’ assets and the Company has not provided any financial support that it was not previously contractually required to provide to the Affiliated PRC Entities.

2.                                      Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the Affiliated PRC Entities of which the Company or a subsidiary of the Company is the primary beneficiary. All significant intercompany transactions and balances between the Company, its subsidiaries and the Affiliated PRC Entities are eliminated upon consolidation.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, estimating the useful lives of long-lived assets, estimating the fair value of the warrant liability, estimating the cancelation rate of air travel facilitating services sold, identifying separate accounting units and estimating rebates related to revenue transactions, assessing the impairment of long-term investments and long-lived assets, determining the provision for accounts receivable, share-based compensation expenses, realizability of deferred tax assets, unrecognized tax benefits, and contingencies. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Foreign currency translation and transactions

The functional currency of the Company and Queen’s Road is the United States dollar (“US$”). The Company’s PRC subsidiaries and the Affiliated PRC Entities determined their functional currency to be the Chinese Renminbi (“RMB”). The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters. The Company uses the RMB as its reporting currency. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity (deficit).

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of comprehensive loss.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of 6.2046 per US$1.00 on December 31, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Reclassification of comparative amounts

The commission revenues earned from the provision of group-buying services is earned on a pay-for-performance basis. Therefore, comparative amounts for the prior periods have been reclassified from “other services” to “pay-for-performance services” to conform to the current period presentation. In addition, expenses incurred to develop and maintain the network of the Company’s travel service providers were recorded as product sourcing expenses as a separate line item. Comparative amounts for the prior periods have been reclassified from “sales and marketing” to “product sourcing” to conform to the current period presentation. Such reclassifications had no effect on net income, total assets, total liabilities or total shareholders’ equity (deficit) as previously reported.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Fair value of financial instruments

Financial assets and liabilities of the Company primarily comprise of cash and cash equivalents, short-term investments, restricted cash, funds receivable, accounts receivable, due from and due to related parties, employee housing loan receivables (note 18) , customer advances and deposits, accounts payable and warrant liability. As of December 31, 2013 and 2014, the carrying values of these financial instruments, except for employee housing loan receivables and warrant liability, approximated their fair values due to the short-term nature of these instruments.

The fair value of the employee housing loan receivables has been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities. The calculated fair value approximates the carrying amount of the outstanding employee housing loan receivables.

The Baidu Warrants is measured at fair value at each reporting date until the final measurement date, which is the date of completion of services required to earn each relevant tranche. The Company determined the fair value of warrant liability with the assistance of an independent third-party valuation firm.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. All highly liquid investments with original stated maturity of three months or less are classified as cash equivalents.

Restricted cash

The Company acts as an intermediary between users and certain online travel agencies (“OTAs”), airline and hotel customers for the reservations originated through the Company’s website or mobile platform. The use of the cash collected from users for such reservations is restricted. Such restricted cash cannot be used for the operations of the Company or any other purpose not designated by users and is subject to remittance to these customers in a short period of time.

Restricted cash also includes cash deposits held by the Company’s banks for the issuance of guarantee letters to the Company’s business partners.

Short-term investments

Short-term investments, as of December 31, 2013, represented time deposits with original maturities exceeding three months held in various reputable financial institutions in the PRC and the United States. No such time deposits as of December 31, 2014.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recognized and carried at original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when the collection of the full amount is no longer probable. Bad debts are written off as incurred.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

The Company maintains allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. The Company reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends.

Funds receivable

Funds receivable are cash due from third-party on-line payment service providers, net of service fees, for clearing transactions. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off after all collection efforts have been exhausted. As of December 31, 2013 and 2014, no allowance for doubtful accounts was provided for the funds receivable.

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the shorter of the estimated useful lives of the asset or the term of the related lease, as follows:

Estimated useful life
Office furniture and equipment	3 or 5 years
Office computer equipment	3 years
Servers and network equipment	3 years
Software	3 years
Digital locks*	3 years
Leasehold improvements	Over the shorter of the lease term or the estimated useful lives of the assets of up to 3 years

* The Company’s apartment rental operations required the usage of digital locks to secure the apartments being rented out.

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment is capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Intangible assets

Intangible assets acquired, mainly comprising of a domain name is measured on initial recognition at cost. The domain name acquired may be used indefinitely without significant costs of renewal. The expected cash flows generated from the domain name is for an indefinite period. As a result, the domain name has been assessed as having an indefinite useful life. The domain name is not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist in accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles-Goodwill and Other: General Intangibles Other than Goodwill. The Company performs its annual impairment assessment for acquired indefinite-lived intangible assets in December of each year.

Long-term investments

The Company’s long-term investments consist of cost method investments.

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Cost method accounting is also applied to investments that are not considered as “in-substance” common stock investments, and do not have readily determinable fair values.

Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of its long-lived assets or asset group may not be fully recoverable. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the long lived assets or asset group over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets or asset group when the market prices are not readily available for the long-lived assets or asset group. No impairment charge was recognized for any of the years presented.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Revenue recognition

The Company’s revenue is primarily derived from pay-for-performance, display advertising services and other services. Revenue is recognized only when the persuasive evidence of an arrangement exists, the service has been performed, the price is fixed or determinable, and the collectability of the related fee is reasonably assured in accordance with ASC 605, Revenue Recognition (“ASC 605”). Specifically, contracts are signed to establish significant terms such as the price and specific services to be provided. The Company assesses the creditworthiness of its customers prior to signing the contracts to ensure collectability is reasonably assured. Non-refundable payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as customer advances and deposits.

When pay-for-performance service and display advertising service arrangements with a customer involve multiple elements as defined in ASC 605-25, the total arrangement consideration is allocated to the separate deliverables on the basis of their relative selling price. Relative selling price is based on vendor specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available or management’s best estimate of selling price (“BESP”) if neither VSOE nor TPE are available. In determining its BESP for each deliverable, the Company considers its overall pricing model and objectives, as well as market or competitive conditions that may impact the price at which the Company would transact if the deliverables were sold regularly on a standalone basis. In addition, the consideration allocated to the delivered element is limited to the amount that is not contingent upon the delivery of additional deliverables or meeting other specified performance conditions. The Company monitors the conditions that affect its determination of selling price for each deliverable and reassesses such estimates periodically.

Pay-for-performance services

The Company’s pay-for-performance platform enables customers including OTAs, airlines, hotels, packaged tour providers and other travel service providers to place their links and related description on the Company’s search results list or next to the search results list provided to users of the Company’s website or mobile platform. Starting from January 2014, the Company integrated the online payment facilitating service as part of its pay-for-performance suite of services and bears the cost of the integrated pay-for-performance services. The Company records the cost for providing the integrated pay-for-performance services (including the online payment processing fee paid to the online payment platforms) as cost of revenues.

Cost-per-click

Revenue is recognized when the user clicks on the customer-sponsored links accessible on the Company’s website or through the Company’s mobile platform, and is directed to the customer’s online booking webpage and other revenue recognition criteria have been met.

The Company issues award credits to its customers based on the customers’ monthly spending on cost-per-click services in accordance with the service contracts. These award credits can only be used for future cost-per-click services and are not redeemable for cash. The Company accounts for these award credits granted to the customers in conjunction with a current sale of services analogous to a multiple-element arrangement in accordance with ASC 605-25. The monthly spending by the customer relating to cost-per-click services is allocated to the clicks sold and the award credits earned based on their relative-selling-prices, which is proportionate to the cost-per click services delivered and future cost-per click services to be delivered from the award credits applied. Therefore, revenue is recognized proportionately as services including those in connection to award credits are delivered to the customer. Deferred revenue as of December 31, 2013 and 2014 amounted to RMB1,424 and RMB 2,315 (US$373), respectively, which is recognized as the services are delivered within an estimated one month-period after the respective year-end.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Cost-per-sale

The Company receives fees from OTAs, airlines, hotels and local tour agencies for reservations and sales facilitated through the Company’s website or mobile platform. Fees from air travel facilitating services including aviation insurance policies are recognized as revenue, where applicable, net of estimated cancellations upon the issuance of the air ticket by OTAs or airlines. The Company has a sufficient homogenous volume of transactions from its customers, and the evaluation of this historical data enables the Company to reasonably estimate cancellations. Estimated cancellations are recorded as a reduction of revenue in the same period revenue is recognized. Estimated cancellations were insignificant for the years ended December 31, 2012, 2013 and 2014. Fees from hotel reservation facilitating services are recognized upon the reservation of the hotel rooms or after confirmation with the hotel that the end user has completed his or her stay depending on the terms and conditions of the underlying contract. When the Company’s contracts with the hotel state that the Company earns the fees regardless of whether the end user completes his or her stay at the hotel, fees are recognized upon the reservation of the hotel room. The Company also receives fee from OTAs and local tour agencies (collectively, travel service providers or “TSP”) for the reservation of vacation packages on the Company’s website. After the end user has completed the reservation for the vacation packages on the Company’s website, the end user will provide its booking reference to the TSP for the TSP to fulfill the reservation. Upon receipt of the end user’s booking reference, the TSP will acknowledge and accept the underlying end user reservation in the Company’s reservation system. Revenue is recognized by the Company when its reservation system receives the TSP’s booking reference acknowledgement and when the four revenue recognition criteria in accordance with ASC 605 as shown above have been met. The Company has no further obligation after its reservation system receives the TSP booking reference acknowledgement. The Company considers the above arrangements in accordance with ASC 605 and has concluded that it acts as an agent. Therefore, the Company presents revenues from such transactions on a net basis in the consolidated statements of comprehensive loss.

Group-buying services

The Company generates commission revenues from selling group-buying vouchers for the offerings of products and services by its merchants, at discounted prices to its users. The Company devotes substantial resources in selecting qualifying merchants, thereby ensuring the quality of products and services sold by its merchants through the Company’s website. Once a merchant is selected, the Company contracts with the selected merchant for the specified product or service group-buying vouchers to be offered on the Company’s website or mobile platform, along with the timing of the offer, the voucher price and the price at which the Company will pay the merchant, shipping terms and conditions, if applicable, and the minimum threshold of vouchers for the specified product or service to be sold in order to validate the group-buying voucher offer.

The Company acts as an agent rather than as the principal in the delivery of the goods or services underlying the vouchers as it does not assume the risks and rewards of ownership of goods nor is it responsible for fulfillment, both of these are the responsibility of the merchant. The Company presents revenue on a net basis (representing the amount billed to users less the amount paid/payable to merchants) in accordance with ASC 605.

The Company’s users have the ability to hold the vouchers for full refund, and therefore, the underlying sale from which the Company earns the related commission revenue as an agent is not culminated until its users actually redeem their vouchers. Revenue recognition is deferred until the redemption of the group-buying vouchers by the users for the delivery of products or consumption of the services, at which time the underlying sale from which the Company earns its commission has been culminated and the Company has completed its service obligations to its merchants. The Company has no remaining obligations to its merchants after voucher redemption by its users.

Coupon program for hotel reservation facilitating services

Revenue from hotel reservation facilitating services is recognized after confirmation with the hotel that the end users have completed their stay. In January 2013, the Company launched a coupon program, through which the Company offers coupons to end users who make reservations with certain of its hotel customers through the Company’s website or mobile platform.

End users may redeem their coupons by submitting an online application within 30 days after the end user has completed his or her stay in the selected hotel as (i) cash that will be transferred by the Company to the end user’s bank account; or (ii) credits in the end user’s account for future flight or hotel reservations with the Company’s customers on the Company’s website or mobile platform.

Since the funding of the credits by the Company is paid in cash or provided as credits in the end user’s account as part of a revenue arrangement with its customer, the hotel, such payments by the Company is within the scope of ASC 605-50, Revenue Recognition: Customer Payments and Incentives in accordance with ASC 605-50-15-2. As the Company does not receive an identifiable benefit in return for the consideration (i.e. funding of the credits) that is sufficiently separable from the hotels’ purchase of reservation facilitating services from the Company, the funding of the credits to the end user, is recognized as a reduction of revenue simultaneously as the corresponding revenue is recognized in accordance with ASC 605-50-45-2. End user credits are reversed only if they are unredeemed upon expiration, which is 30 days after the end user’s hotel stay.

Credits to end users amounted to nil, RMB48,835 and RMB158,033 (US$25,470) for the years ended December 31, 2012, 2013 and 2014, respectively.

Display advertising services

The majority of the Company’s display advertising service arrangements involves multiple deliverables such as banner advertisements, logos and other media insertions that are delivered over the same period or different periods of time. The Company, as an industry practice in the PRC, regularly provides display advertising services at a discount to its standard rates. These discounts are in the form of free advertising elements, of which the duration and other terms of services are specified as part of the revenue contract. The banner advertisements, logos, other media insertions and free elements are each considered to be a separate deliverable in the multiple element arrangements.

Revenue is recognized ratably when the deliverables are published over the stated display period. The amount recognized is limited to the amount that is not contingent upon the delivery of additional deliverables or meeting other specified performance conditions.

Rebates provided to customers of display advertising services

The Company provides cash incentives in the form of rebates to certain advertising agencies based on the cumulative advertising volume during each fiscal year. Such rebates are recorded as a reduction of revenue in the period revenue is recognized in the Company’s consolidated financial statements in accordance with ASC 605. Rebates to advertising agencies amounted to RMB7,251 , RMB7,878 and RMB11,925 (US$1,922) for the years ended December 31, 2012, 2013 and 2014, respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Other services

The other services primarily represent commissions received from third-party online payment platforms for payments originating from user online bookings through the Company’s website or mobile platform. The commission is based on a contracted percentage of the total payments processed. Revenue is recognized, on a net basis, when the four revenue recognition criteria in accordance with ASC 605 as shown above have been met.

Cost of revenues

Cost of revenues consists primarily of sales taxes (including business tax and output value-added tax) and surcharges, online payment processing fees, travel related data acquisition costs, bandwidth and server hosting costs, depreciation, payroll and related costs of operations.

The Company incurs sales taxes and surcharges in connection with the provision of pay-for-performance services, display advertising service and other services in the PRC. According to ASC 605, the Company includes such taxes incurred in cost of revenues which amounted to RMB40,258, RMB83,641and RMB 164,894 (US$26,576) for the years ended December 31, 2012, 2013 and 2014, respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Advertising expenses

Advertising expenses, other than expense from Baidu Zhixin Cooperation, which primarily includes online marketing expenses and brand marketing expenses through various other forms of media, are included in sales and marketing expenses in the consolidated statements of comprehensive loss. Online marketing expenses include search engine fees, link placement fees and contextual advertising placement fees for the acquisition of traffic to the Company’s website or mobile platform when incurred. Online marketing expenses also include expenses incurred for the promotion of the Company’s mobile applications. Advertising expenses for the years ended December 31, 2012, 2013 and 2014 were RMB138,864, RMB208,230 and RMB595,476 (US$95,973), respectively. Expense from Baidu Zhixin Cooperation (note 11) was nil, nil and RMB699,983 (US$112,817) for the years ended December 31, 2012, 2013 and 2014, respectively.

Product sourcing

Product sourcing expenses primarily consist of expenses incurred to develop and maintain the network of the Company’s travel service providers. Product sourcing expenses for the years ended December 31, 2012, 2013 and 2014 were RMB26,947, RMB67,271, RMB316,903 (US$51,075), respectively.

Product developments

Product development expenses primarily consist of salaries and related compensations for product development personnel who are responsible for developing, improving as well as maintaining the Company’s website and mobile platform. Product development expenses are recognized as incurred. The Company recognizes website and software development costs in accordance with ASC 350, Intangibles-Goodwill and Other. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software for internal use and website contents. The Company capitalizes software development costs that fulfill the capitalization criteria. Website and software development costs subject to capitalization have been insignificant.

Leases

Leases are classified as either capital or operating leases at the inception date. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases and such rental payments are expensed on a straight-line basis over the periods of their respective lease terms. The Company leases office space and server racks under operating lease agreements. Certain of the lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease.

The Company had no capital leases as of December 31, 2013 and 2014.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

In accordance with the provisions of ASC 740, Income taxes, the Company recognizes in its financial statements the benefit of a tax position if the tax position is more likely than not to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company estimates its liability for unrecognized tax benefits which may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. As each tax audit is concluded, adjustments, if any, are recorded in the Company’s financial statements. Additionally, in future periods, changes in facts, circumstances and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. The Company has elected to classify interest and penalties related to unrecognized tax benefits in the consolidated statements of comprehensive loss as income tax expense.

Share-based compensation

Options granted to employees

The Company applies ASC 718, Compensation — Stock Compensation (“ASC 718”) to account for its employee share-based compensation.

In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values. Specifically, the grant date fair value of share options are calculated using an option pricing model. The Company has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date.

For certain share options granted to corporate headquarter employees, there is a performance target that affects the exercisability of the award, which can be achieved after the requisite service period. That is, the employee would be eligible to vest in the award regardless of whether the employee is rendering service on the date the performance target is achieved. The Company accounts for the performance target as a performance condition. As such, the performance target shall not be reflected in estimating the fair value of the award at the grant date. Compensation cost shall be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period for which the requisite service already has been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period.

The service inception date is the date at which the requisite service period begins. If it is determined that the service inception date precedes the grant date, recognition of compensation cost for the period between the service inception date and the grant date is based on the fair value of the award at the reporting dates that occur before the grant date. The service inception date precedes the grant date if an award is authorized, the recipient begins to provide services and either the award’s terms do not include a substantive future requisite service condition that exists at the grant date or the award contains a market or performance condition that if not satisfied during the service period preceding the grant date and following the inception of the arrangement results in forfeiture of the award. An award is authorized when all approval requirements are completed, including action by the Board of Directors approving the award and the number of options or other equity instruments to be issued to individual employees.

To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Forfeiture rates are estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. To the extent the Company revises these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. The Black-Scholes-Merton option pricing model was applied in determining the estimated fair value of the options granted to employees.

The fair value of liabilities incurred in share-based payment transactions with employees are remeasured at the end of each reporting period through settlement. Changes in the fair value of a liability incurred under a share-based payment arrangement that occur during the requisite service period are recognized as compensation costs over that period.

Warrants issued to non-employees

The Company accounted for the warrants issued to non-employees following the measurement guidance in ASC505-50, Equity, Equity-Based Payments to Non-Employees and classified the warrants issued as a liability pursuant to the classification guidance in ASC 505-50-25-10 and ASC 718-10-25-11.

For the warrants issued to non-employees that is classified as a liability, it is measured at fair value at each reporting date until the final measurement date, which is the date of completion of services required to earn the warrants. The cost associated with the warrants issued is recognized ratably over the period of service required to earn each tranche of warrants. Upon vesting, the warrants should continue to be accounted for as a liability in accordance with ASC 480-10-25-8 and measured in accordance with ASC 480-10-30 and ASC 480-10-35 at every reporting period until the warrants are settled. Changes in the fair value of the vested warrants will be recognized in earnings in the accompanying consolidated statements of comprehensive loss.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Loss per share

Loss per share is calculated in accordance with ASC 260, Earnings Per Share. Basic loss per common share is computed by dividing net loss attributable to holders of common shares by the weighted average number of common shares outstanding during the period using the two-class method.  Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. For the year ended December 31, 2012 presented herein, the computation of basic loss per share using the two-class method is not applicable as the Company did not have any participating securities outstanding. For the years ended December 31, 2013 and 2014, the two-class method is applicable because the Company has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively (note 14). The participation rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion. As a result, and in accordance with ASC 260, Earnings Per Share, the undistributed income for each year is allocated based on the contractual participation rights of the Class A and Class B ordinary shares. As the liquidation and dividend rights are identical, the undistributed income is allocated on a proportionate basis.

Basic loss per ordinary share is computed by dividing loss attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Basic and diluted loss per ordinary share is presented in the Company’s consolidated statements of comprehensive loss.

Comprehensive loss

Comprehensive loss is defined to include all changes in shareholders’ equity (deficit) except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220-10, Comprehensive Income: Overall requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive loss includes foreign currency translation adjustments and is presented in the consolidated statement of comprehensive loss. There have been no reclassifications out of accumulated other comprehensive (loss) income to net loss for the periods presented.

Segment reporting

In accordance with ASC 280, Segment Reporting, the Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and substantially all the Company’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

Contingencies

When a loss contingency is at least reasonably possible, then the Company discloses an estimate of the loss or range of loss, if such estimate can be made and material, or states that such estimate is immaterial if it can be estimated but immaterial, or discloses that an estimate cannot be made. The assessment of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involve complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the amounts including damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the matter among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

Concentration of risks

Concentration of credit risk

Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, funds receivable, other receivables and employee housing loan receivables. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. The deposits placed with financial institutions are not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Company may be unlikely to claim its deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable are typically unsecured and are derived from revenue earned from customers. The risk is mitigated by credit evaluations the Company performs on its customers’ financial conditions and ongoing monitoring process of outstanding balances. Employee housing loan receivables are typically unsecured. The risk is mitigated by the Company’s ongoing monitoring of outstanding balances. The Company maintains reserves for estimated credit losses and these losses have generally been within expectations. No customer individually represented greater than 10% of the total accounts receivable as of December 31, 2013 and 2014.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Business, customer, political, social and economic risks

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for services and products; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

The Company’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Internet and advertising related businesses are subject to significant restrictions under current PRC laws and regulations. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any Internet content provider business. In addition, PRC regulations generally require any foreign entities that invest in the advertising services industry to have at least a two-year track record with a principal business in the advertising industry outside of the PRC.

Currently, the Company conducts its operations in the PRC through Contractual Agreements entered between the Company, the WFOE and the Affiliated PRC Entities. Based on the opinion of TransAsia Lawyers, the Company’s PRC legal counsel, the corporate structure and Contractual Agreements of the Affiliated PRC Entities and the PRC subsidiaries are in compliance with all existing PRC laws and regulations. Therefore, in the opinion of management, (i) the ownership structure of the Company and the Affiliated PRC Entities is in compliance with existing PRC laws and regulations; (ii) the Contractual Agreements with the VIE  and its Nominee Shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC law and regulations in all material respects. However, the legal system in PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these Contractual Agreements. In addition, the relevant regulatory authorities may find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company or any of its current or future Affiliated PRC Entities are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including revoking the business licenses or operating licenses of the WFOE, and Affiliated PRC Entities, shutting down the Company’s servers or blocking the Company’s websites, discontinuing or placing restrictions or onerous conditions on the Company’s operations.

The Affiliated PRC Entities contributed 13.4%, 9.2% and 7.8% of the Company’s consolidated revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

Currency convertibility risk

A majority of the Company’s sales and expenses and a significant portion of the Company’s assets and liabilities are denominated in RMB. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approvals of foreign currency payments by the PBOC or other institutions require submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Foreign currency exchange rate risk

Since July 21, 2005, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There was appreciation of RMB against US$ of approximately 1.0% and 2.9% in the years ended December 31, 2012 and 2013 and depreciation of 2.4% in the year ended December 31, 2014, respectively. While the international reaction to the appreciation of the RMB has generally been positive, there remains significant international pressure on the PRC Government to adopt an even more flexible currency policy, which could result in appreciation or depreciation of the RMB against the US$. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in US$.

Recently issued accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires significantly expanded disclosures about revenue recognition. For public entities, ASU 2014-09 is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. Early adoption is not permitted. The Company is currently evaluating the impact of the adoption of ASU 2014-09 on the Company’s consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, Compensation—Stock Compensation. ASU 2014-12 requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. ASU 2014-12 is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2015. Early adoption is not permitted. The Company does not expect that the adoption of ASU 2014-12 will have impact to the consolidated financial statements as the new ASU is consistent with the Company’s current accounting policy.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial statements.

3.             Accounts receivable, net

	As of December 31,
	2013	2014
	RMB	RMB	US$
Accounts receivable	108,650	176,273	28,410
Less: allowance for doubtful accounts	(8,758)	(10,869)	(1,752)

	99,892	165,404	26,658

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

The movements in the allowance for doubtful accounts were as follows:

	Years ended December 31,
	2013	2014
	RMB	RMB	US$
Balance at beginning of the year	2,022	8,758	1,412
Additions	7,038	2,199	354
Write-offs	(302)	(88)	(14)

Balance at end of the year	8,758	10,869	1,752

The Company recognized additions to allowance for doubtful accounts amounting to RMB1,928, RMB7,038 and RMB2,199 (US$354) within general and administrative expenses, for the years ended December 31, 2012, 2013 and 2014, respectively.

4.             Prepayments and other current assets

	As of December 31,
	2013	2014
	RMB	RMB	US$
Prepaid travel related data acquisition costs	22,598	24,043	3,875
Deposits and advance to suppliers	10,514	91,148	14,691
Prepaid expenses	16,972	22,178	3,574
Receivable due from employees	6,327	33,578	5,412
Receivable related to employee share based awards *	—	26,308	4,240
Other receivables	9,693	62,479	10,070

Total	66,104	259,734	41,862

* Starting from 2014, the Company used a broker to facilitate the exercise of share options by employees. As of December 31, 2013 and 2014, the share option proceeds receivable from the broker totaled nil and RMB26,308 (US$4,240), respectively.

5.             Property and equipment, net

	As of December 31,
	2013	2014
	RMB	RMB	US$
Office furniture and equipment	9,792	33,112	5,337
Office computer equipment	22,538	56,089	9,040
Servers and network equipment	39,473	84,219	13,574
Software	9,613	17,030	2,745
Digital locks	—	4,551	733
Leasehold improvements	13,620	55,811	8,995

Total	95,036	250,812	40,424
Accumulated depreciation	(49,346)	(101,505)	(16,360)

Property and equipment, net	45,690	149,307	24,064

Depreciation expenses for the years ended December 31, 2012, 2013 and 2014 were RMB16,876, RMB22,735 and RMB52,048 (US$8,389), respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

6.             Long-term investments

The carrying amount of the Company’s cost method investments was nil and RMB103,175 (US$16,629) as of December 31, 2013 and 2014, respectively. No impairment of cost method investments occurred for the year ended December 31, 2013 and 2014, respectively.

7.             Intangible assets, net

The carrying amount of intangible assets is RMB2,849 (US$459), which relates to a domain name acquired in year 2014. No impairment to the domain name occurred for the year ended December 31, 2014.

8.             Accrued expenses and other current liabilities

	As of December 31,
	2013	2014
	RMB	RMB	US$
Payable to travel service providers (“TSP”s)	319,814	673,990	108,627
Payable to end users	18,905	65,708	10,590
Accrued operating expenses	83,192	260,332	41,958
Contract termination loss provision (Note 20)	—	64,485	10,393
Payable to employees related to share based awards *	—	32,305	5,207
Other tax payable	5,575	43,899	7,075
Accrued sales rebates	11,000	14,828	2,390

Total	438,486	1,155,547	186,240

* Starting from 2014, the Company used a broker to facilitate the exercise of share options by employees. As of December 31, 2013 and 2014, the share option proceeds payables to employees totaled nil and RMB32,305 (US$5,207), respectively.

9.             Revenues

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Pay-for-performance services	446,550	772,114	1,666,653	268,616
Display advertising services	46,670	63,503	87,894	14,166
Other services	8,505	15,305	2,208	356

Total	501,725	850,922	1,756,755	283,138

The majority of the per-for-performance services are related to cost-per-click services and cost-per-sale services. The Company issues award credits to its customers based on the customers’ monthly spending on cost-per-click services in accordance with the service contracts. These award credits can only be used for future cost-per-click services and are not redeemable for cash. The Company accounts for these award credits granted to the customers in conjunction with a current sale of services analogous to a multiple-element arrangement in accordance with ASC 605-25. The monthly spending by the customer relating to cost-per-click services is allocated to the clicks sold and the award credits earned based on their relative-selling-prices, which is proportionate to the cost-per click services delivered and future cost-per click services to be delivered from the award credits applied. Therefore, revenue is recognized proportionately as services including those in connection to award credits are delivered to the customer. Deferred revenue as of December 31, 2013 and December 31, 2014 amounted to RMB1,424 and RMB2,315 (US$373), respectively, which is recognized as the services are delivered within an estimated one month-period after the respective period-end.

The majority of other services are related to commissions from third-party online payment platforms.

Revenue from pay-for-performance services are mainly comprised of the following travel service categories:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Flights and flight related	307,708	551,123	1,171,229	188,768
Hotels	125,779	194,030	347,281	55,972
Others	13,063	26,961	148,143	23,876

Total	446,550	772,114	1,666,653	268,616

10.          Income taxes

Cayman Islands and Hong Kong

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed. Queen’s Road is incorporated in Hong Kong and is subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2012, 2013 and 2014.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

PRC

The Company’s PRC subsidiaries and Affiliated PRC Entities are subject to the statutory rate of 25%, unless otherwise specified, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008.

The WFOE and the VIE renewed their “High and New Technology Enterprises” (“HNTE”) status in December 2012 and are continued to subject to PRC tax at the preferential tax rate of 15% for three years from 2012 to 2014.

Under the EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC withholding tax at 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain jurisdictions.

Loss before income taxes consists of:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Non-PRC	(21,688)	(54,602)	(954,438)	(153,828)
PRC	(53,475)	(91,595)	(874,903)	(141,009)

	(75,163)	(146,197)	(1,829,341)	(294,837)

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

The income tax expense is comprised of:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Current	15,950	49,528	32,742	5,277
Deferred	—	(8,436)	(15,182)	(2,447)

	15,950	41,092	17,560	2,830

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

		Years ended December 31,
		2012	2013	2014
	Note	RMB	RMB	RMB	US$
Loss before income tax		(75,163)	(146,197)	(1,829,341)	(294,837)
Expected taxation at PRC EIT statutory rate of 25%		(18,790)	(36,549)	(457,335)	(73,709)
Effect of different tax rates in different jurisdictions		5,749	14,426	239,800	38,649
Research & development super-deduction		(11,210)	(22,767)	(33,391)	(5,382)
Effect of lower tax rate applicable to HNTE		(10,705)	(20,502)	49,341	7,952
Late payment interest		556	1,533	9,256	1,492
Adjustment of estimated income tax accruals		—	—	1,759	283
Deemed revenue	(i)	46,485	95,441	113,474	18,289
Non-deductible expenses		4,339	2,668	14,860	2,395
Changes in valuation allowance		(474)	7,446	81,496	13,135
Non-taxable income		—	(604)	(1,700)	(274)

Income tax expense		15,950	41,092	17,560	2,830

(i)           The Company acts as an agent for its air travel facilitating services including aviation insurance policies (the “Aviation Insurance Arrangements”) in accordance with ASC 605 and therefore, the Company presents revenues from such transactions on a net basis in the consolidated statements of comprehensive loss. Under the current PRC tax laws and regulations, the Company’s existing business arrangement more likely than not will subject the Company to income taxes on a gross basis for the Aviation Insurance Arrangements. The difference between the net revenue and the gross revenue is recognized as deemed revenue for additional income taxes. The associated income tax expense is calculated by applying the applicable tax rate to the deemed revenue amount and includes the late payment interest based on the applicable tax rules. The majority of the liabilities for unrecognized tax benefits represent tax positions taken with respect to deemed revenue. The unrecognized tax benefits are recorded in non-current liabilities in the consolidated balance sheets.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

The significant components of deferred taxes are as follows:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Deferred tax assets, current portion:
Advertising expenses	—	1,198	163	26
Bad debt expenses	198	1,454	1,878	303
Deferred revenues	393	—	—	—
Expense cut-off	—	51	—	—
Depreciation expenses	—	—	45	7
Accrued expenses	2,430	10,518	77,708	12,524
Accrued salaries and welfare payable	6,494	13,225	30,549	4,924
Less: valuation allowance	(9,515)	(18,010)	(87,484)	(14,100)

Current deferred tax assets	—	8,436	22,859	3,684

Deferred tax assets, non-current portion:
Advertising expenses	1,394	—	6	1
Depreciation expenses	129	274	525	85
Tax loss carry forward	669	869	12,634	2,036
Less: valuation allowance	(2,192)	(1,143)	(13,165)	(2,122)

Non-current deferred tax assets	—	—	—	—

Valuation allowances have been provided on the deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. The Company recorded full valuation allowance against deferred tax assets of entities that were in cumulative loss positions, as of December 31, 2012, 2013 and 2014.

As of December 31, 2014, the Company had net operating losses of approximately RMB1,829,341 (US$294,837), which can be carried forward to offset taxable income. The net operating loss will expire between 2016 to 2019, if not utilized.

For the year ended December 31, 2013, all consolidated entities were in a cumulative loss position except for two subsidiaries and two Affiliated PRC Entities. For the year ended December 31, 2014, all consolidated entities were in a cumulative loss position except for one subsidiary and four Affiliated PRC Entities. The undistributed earnings of the Company’s profit-making subsidiaries and Affiliated PRC Entities amounted to approximately RMB15,280 and RMB15,857(US$2,556) as of December 31, 2013 and 2014, respectively. The Company intended to indefinitely reinvest these undistributed earnings as of December 31, 2013 and 2014. Determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical. Should the accumulated earnings be repatriated in the future, withholding tax should be payable.

Unrecognized tax benefits

For the years ended December 31, 2012, 2013, and 2014, the Company recorded RMB32,782, RMB83,677 and RMB152,865 (US$24,637) of unrecognized tax benefits, which primarily represent deemed revenues for income tax purposes. It is possible that the amount accrued will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this time.

As of December 31, 2012, 2013 and 2014, unrecognized tax benefits of RMB17,594, RMB57,199 and RMB58,818 (US$9,480), respectively, if ultimately recognized will impact the effective tax rate.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

The unrecognized tax benefit is as follows:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Balance at January 1	5,502	32,782	83,677	13,486
Additions based on tax positions related to the current year	28,646	53,745	67,798	10,927
Additions for tax positions of prior years	—	—	6,401	1,032
Reductions based on tax positions related to prior years	(1,366)	(2,850)	(5,011)	(808)

Balance at December 31	32,782	83,677	152,865	24,637

During the years ended December 31, 2012, 2013 and 2014, the Company recognized late payment interest expense of RMB556, RMB1,533 and RMB9,256 (US$1,492), and penalties of nil, nil and nil, respectively, as part of income tax expense. The Company had accrued approximately RMB808, RMB2,341, and RMB11,597 (US$1,869) for the late payment of interest as of December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, the tax years ended December 31, 2010 through 2014 for the Company’s PRC subsidiaries and the Affiliated PRC Entities remain subject to examination by the PRC tax authorities.

11.                                                       Related party transactions

a) Related parties

Name of related parties	Relationship with the Company
Baidu, Inc.	Ultimate holding company

Baidu	Controlling shareholder of the Company

Baidu Online Network Technology (Beijing) Co., Ltd. (“Baidu Online”)	An entity controlled by Baidu

Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu Netcom”)	An entity controlled by Baidu

FuJian Bo Rui Websoft Technology Co., Ltd. (“Bo Rui”)	An entity controlled by Baidu

FuJian Bo Dong Cultural Communication Co., Ltd. (“Bo Dong”)	An entity controlled by Baidu

Frederick Demopoulos	A shareholder of the Company

Beijing Nuo Mi Network Information Technology Co., Ltd. (“Nuo Mi)	An entity controlled by Baidu

Baidu.com Times Technology (Beijing) Co., Ltd. (“Baidu Times)	An entity controlled by Baidu

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

b) Cooperation Agreement with Baidu, Inc.

On October 1, 2013, in order to further enhance the cooperation between the Company and Baidu in the online travel business through deepening integration, the Company and Baidu entered into the Zhixin Cooperation Agreement, for an initial term starting from November 21, 2013 until December 31, 2016, subject to an automatic renewal for seven years unless agreed otherwise by both parties. Under the Zhixin Cooperation Agreement, Baidu agreed to grant the Company the exclusive right to operate certain new search products on Baidu’s website for travel-related search results (the “Cooperation Platform”), and the Company may offer links to various travel-related products, including links to the Company’s website, such as airline tickets, hotels and certain commercial package tour products provided through the Cooperation Platform.

Pursuant to the Zhixin Cooperation Agreement, Baidu agreed to guarantee certain minimum page views to be generated from users of the Cooperation Platform, which will be no less than 2,190 million page views per year in 2014 and 2015, respectively, and no less than 2,196 million page views for 2016 (the “Minimum Traffic Guarantee” or “MTG”).

In exchange for the services to be performed under the Zhixin Cooperation Agreement, on November 21, 2013, the Company issued to Baidu warrants for 45,800,000 of the Company’s Class B Ordinary Shares (the “Baidu Warrants”), which is calculated by dividing US$229 million by the public offering price of the Company’s Class B ordinary shares, or US$5 per Class B ordinary share, subject to adjustments as discussed below. The Baidu Warrants have no exercise price; thus are more akin to nonvested redeemable restricted stock units. The Baidu Warrants are exercisable in independent tranches of 11,450,000 or 25% from January 15, 2015, 16,030,000 or 35% from January 15, 2016 and 18,320,000 or 40% from January 15, 2017 and will expire on December 31, 2019. As long as the pre-existing non-competition undertaking remains in effect, Baidu has the option to redeem all or part of the Baidu Warrants for (i) Class B ordinary shares (the “Share Settlement”); or (ii) cash equal to US$5 per warrant. If Baidu terminates its pre-existing non-competition undertaking, Baidu can only choose to settle a portion of the Baidu Warrants by Share Settlement to enable it to hold up to 49.9% of the Company’s voting rights and the remaining Baidu Warrants must be settled in cash at an amount that equals the higher of US$5 per Class B ordinary share or the average closing price of the Company’s Class B ordinary share on NASDAQ Global Market for the ten days preceding the settlement.

For any year during the initial term, if the Company fails to meet the applicable benchmark revenue (the “Benchmark Revenue”) as defined below, and Baidu fails to fulfill 90% of the applicable MTG (the “Benchmark MTG”), the number of underlying Class B ordinary shares issuable upon exercise of the relevant tranche of Baidu Warrants with respect to that year would be adjusted downward in proportion to the deficit of the Benchmark MTG. Under the Zhixin Cooperation Agreement, the Company has agreed to make its best business efforts to achieve an agreed-upon Benchmark Revenue of RMB480 million, RMB630 million and RMB800 million for the year 2014, 2015 and 2016, respectively. In any year that the Company’s revenues exceeds the Benchmark Revenue applicable to that year, Baidu will also be entitled to cash payment equal to 76% of the excess revenue for that year.

The Company accounted for the Baidu Warrants following the measurement guidance in ASC505-50, Equity, Equity-Based Payments to Non-Employees and classified the entire Baidu Warrants as a liability pursuant to the classification guidance in ASC 505-50-25-10 and ASC 718-10-25-11.

The Baidu Warrants is measured at fair value at each reporting date until the final measurement date, which is the date of completion of services required to earn each relevant tranche. The cost associated with the warrants issued pursuant to the Zhixin Cooperation Agreement has been recognized ratably over the period of service required to earn each tranche of warrants based upon the number of the Baidu Warrants and taking into account the potential effect of the downward adjustment to the number of underlying shares in the event the contractual benchmarks are not achieved by Baidu. Upon vesting, the Baidu Warrants should continue to be accounted for as a liability in accordance with ASC 480-10-25-8 and measured in accordance with ASC 480-10-30 and ASC 480-10-35 at every reporting period until the Baidu Warrants are settled. Changes in the fair value of each vested tranche of the Baidu Warrants will be recognized in earnings in the accompanying consolidated statements of comprehensive loss.

For the period from October 1, 2013 through December 31, 2013, the Cooperation Platform was still in the testing phase and therefore, no meaningful traffic was generated. Based on the above, the Zhixin Cooperation Agreement with Baidu did not have any material impact to the Company’s consolidated financial statements for the year ended December 31, 2013. The Cooperation Platform was officially launched on January 1, 2014 and the services pursuant to the Zhixin Cooperation Agreement commenced on the same day. The online marketing expense for Baidu Zhixin Cooperation was RMB699,983 (US$112,817) for the year ended December 31, 2014.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

c) On February 27, 2014, Qunar entered into a US$300 million revolving credit facility agreement with Baidu. The three-year credit facility bears no commitment fee. Any drawdown bears interest at a rate of 90% of the benchmark lending rate published by the People’s Bank of China and shall be repaid within three years from the drawdown date. Qunar is allowed to repay its outstanding debt obligation at maturity either by cash or by issuance of Class B shares. The applicable share conversion price will be determined by the prevailing share price at the maturity date.

d) The Company had the following related party transactions for the years ended December 31, 2012, 2013 and 2014:

		Years ended December 31,
		2012	2013	2014
	Notes	RMB	RMB	RMB	US$
Online marketing services from Baidu Netcom	(i)	74,296	91,533	165,058	26,603
Online marketing services from Bo Rui		—	202	547	88
Online marketing services from Bo Dong		—	1,195	4,780	770
Online marketing services contributed by Baidu, Inc.	(ii)	6,650	5,920	3,304	533
Online marketing services from Baidu Times		—	—	7,670	1,236
Online marketing services of Baidu Zhixin Cooperation	(b)	—	—	699,983	112,817
Online marketing services from Baidu, Inc.		—	—	4,714	760
Online marketing services from Nuo Mi		—	—	377	61
Loan from Baidu Online	(iii)	100,000	150,000	—	—
Loan from Baidu Netcom	(iv)	50,000	—	—	—
Repayment of loan from Baidu Online	(iii)	100,000	150,000	—	—
Repayment of loan from Baidu Netcom	(iv)	—	50,000	—	—
Loan, and extension of loan to Baidu	(iii)	31,127	99,623	—	—
Repayment of loan to Baidu	(iii)	—	98,975	—	—
Imputed interest	(iii), (iv)	421	2,050	—	—
Loan interest	(iii)	—	115	—	—
Consulting services from Frederick Demopoulos		81	—	—	—

(i)

During the year ended December 31, 2013 and 2014, Baidu Netcom provides online marketing services amounting to RMB91,533 and RMB 165,058 (US$26,603) to the Company, respectively. As one of the largest online marketing service providers in the PRC, Baidu Netcom typically requires upfront payments from its customers. As of December 31 2013 and 2014, such payments amounted to RMB10,000 and RMB22,000 (US$3,546), respectively. The related services are expected to be delivered within the next 12 months.

(ii)

In connection with the Baidu Transaction, the Company and Baidu, Inc. entered into a business cooperation agreement, whereby Baidu, Inc. provides free online marketing services and directs user traffic to the Company’s website. The Company recorded online marketing expenses based on the Company’s estimate of the expenses that would have been incurred if the Company had operated as an unaffiliated entity with a corresponding credit to additional paid in capital. The term of the business cooperation agreement is for an initial term of three years (the “Initial Term”); provided, however that notwithstanding Baidu, Inc.’s Non-Competition Undertaking to the Company survive until the later of (i) the expiration of the Initial Term and (ii) the date on which Baidu, Inc. and its controlled affiliates hold less than 50% of the voting power attaching to the outstanding shares of the Company (on a fully-diluted basis). The business cooperation agreement expired in July, 2014. Upon its expiration, the Company started to pay Baidu, Inc. for the aforementioned online marketing services provided.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

(iii)	On November 1, 2012, the Company granted an interest free loan amounting to US$5,000 to Baidu with a term of six months.

On November 9, 2012, the Company was granted a loan amounting to RMB100,000 (US$16,117) from Baidu Online. The loan bore an interest at 0.77% with a repayment term of six months. There were no penalties for early repayment. The Company repaid the loan in full on December 11, 2012. The Company recorded imputed interest expense amounting to RMB421 (US$68) relating to this loan based on the market interest rate of 5.6%.

On April 22, 2013, the Company was granted an interest free loan amounting to RMB100,000 (US$16,117) from Baidu Online with a repayment term of three months to supplement the Company’s RMB working capital needs and to provide RMB funding for establishing a new entity in the PRC. In order to secure such loan, on the same day, the Company also granted an interest free loan amounting to US$11,174 to Baidu with the same three month repayment term, and extended the repayment term of the November 1, 2012 interest free loan amounting to US$5,000 by three months. Both the loans granted by the Company to Baidu were to reciprocate the interest free loan from Baidu Online. On July 22, 2013, the Company repaid the RMB100,000 loan to Baidu in full. The Company recorded imputed interest expense amounting to RMB1,376 (US$222) relating to this loan based on the market interest rate of 5.6%. On August 6, 2013, Baidu also repaid both the US$11,174 and US$5,000 loan, respectively to the Company in full. On September 27, 2013, the Company was granted a loan amounting to RMB50,000 with an annual interest rate of 6% from Baidu Netcom with a repayment term of 15 days to supplement the Company’s RMB working capital needs. On October 12, 2013, the Company repaid the RMB50,000 loan to Baidu in full. The Company recorded interest expense amounting to RMB115 (US$19) relating to this loan.

(iv)

On December 28, 2012, the Company was granted an interest free loan amounting to RMB50,000 (US$8,059) from Baidu Netcom with a repayment term of six months. The Company repaid the loan in full on March 27, 2013. The Company recorded imputed interest expense amounting to RMB674 (US$109) for the year ended December 31, 2013 relating to this loan based on the market interest rate of 5.6%.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

e) The Company had the following related party balances outstanding as of December 31 2013, and 2014:

	As of December 31
	2013	2014
	RMB	RMB	US$
Current assets
Due from related parties:
Baidu Times	—	3,670	592
Baidu Netcom	10,000	25,210	4,063
Nuo Mi	—	11,071	1,784

Total due from related parties	10,000	39,951	6,439

Current liabilities
Due to related parties:
Baidu Netcom	3,452	—	—
Baidu, Inc.	—	4,714	759
Nuo Mi	—	377	61
Baidu Times	—	768	124
Bo Rui	203	50	8
Bo Dong	837	396	64

Total due to related parties	4,492	6,305	1,016

Except as disclosed above, balances with related parties are unsecured, interest-free and repayable upon demand.

12.                               Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries and Affiliated PRC Entities of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB50,246,  RMB87,588 and RMB222,755 (US$35,902) for the years ended December 31, 2012, 2013 and 2014, respectively.

13.                               Accumulated other comprehensive (loss) income

The movement of accumulated other comprehensive (loss) income is as follows:

Foreign currency translation adjustments
Balance as of December 31, 2011	(11,061)
Other comprehensive loss	(542)
Balance as of December 31, 2012	(11,603)
Other comprehensive loss	(16,873)
Balance as of December 31, 2013	(28,476)
Other comprehensive income	32,639
Balance as of December 31, 2014	4,163
Balance as of December 31, 2014, in US$	671

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

14.                               Ordinary shares

On the closing date of the Baidu Transaction, July 20, 2011, the Company amended and restated its memorandum and articles of association to include (i) a redemption clause of the ordinary shares (“Ordinary Share Redemption Request”), which states that any ordinary shareholder at any time may request the Company to redeem all of the ordinary shares held by such holder at the redemption price of US$1.45533 per ordinary share; and (ii) a redemption clause by a shareholder with 80% ownership of the Company’s outstanding shares (“80% Shareholder”), which states that the 80% Shareholder may request in writing that the Company redeem 100% of the Company’s outstanding shares (the “80% Shareholder Redemption Request”). The Ordinary Share Redemption Request will be nullified upon the listing of the Company’s ordinary shares for trading on any major stock exchange. The 80% Shareholder Redemption Request will be nullified upon the earlier of (i) an IPO; or (ii) the redemption of all then outstanding ordinary shares (other than those held by the 80% Shareholder or its affiliates or associates).

Baidu had unconditionally and irrevocably waived its redemption right as part of the Baidu Transaction (note 1).

As the ordinary shares held by other shareholders are currently redeemable at the option of such shareholders outside the sole control of the Company, all ordinary shares except those held by Baidu have been reclassified as mezzanine equity. The Company accounted for the reclassification by analogy to ASC 815-40-35-9, whereby the difference between the fair value of the redeemable ordinary shares on the date of the reclassification and the previous carrying value recorded in shareholders’ (deficit) equity was accounted for as an adjustment to additional paid-in capital. The fair value of US$1.58 per share was estimated with the assistance from an independent third-party appraiser. The Company is ultimately responsible for the determination of all amounts recorded in the financial statements. As the fair value exceeded the redemption value of US$1.45533 per share, there was no downward accretion to the redemption value under ASC 480-10-S99-3A.

On March 4, 2013, the Company entered into a share purchase agreement with certain investors and Baidu (collectively, the “Investors”). According to the agreement, the Investors subscribed for an aggregate number of 21,662,296 ordinary shares (the “Purchased Shares”) at a per share issue price of US$2.6313 for a total consideration of US$57,000. The Purchased Shares represent 7.14% of total ordinary shares of the Company after the closing of the transaction.

The Investors have unconditionally and irrevocably waived their rights to request the Company at any time to redeem all of the ordinary shares held by such holder at the redemption price of US$1.45533 per ordinary share. Furthermore, if the 80% Shareholder Redemption Request is exercised by an Investor (the “Redeeming Investor”), then the Redeeming Investor is required to cause the Company to, within three business days following such 80% Shareholder Redemption Request, reissue to each other Investor such number of shares which represents, as of immediately after such reissuance, the same shareholding percentage that was represented, as of immediately prior to the 80% Shareholder Redemption Request, by the shares held by such Investor and redeemed for an aggregate amount of issuance consideration equal to the redemption consideration actually received by such Investor.

On July 3, 2013, the Board of Directors and the shareholders of the Company amended and restated its memorandum and articles of association to redesignate 203,064,412 issued ordinary shares (including the ordinary shares issued to the Investors) and 100,280,392 issued redeemable ordinary shares as Class A ordinary shares; and to redesignate 496,655,196 of the Company’s authorized but unissued ordinary shares as Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for conversion and voting rights. Each Class A ordinary share is convertible into one Class B ordinary share at any time, while Class B ordinary shares cannot be converted into Class A ordinary shares under any circumstances. Upon any sale, pledge, transfer, assignment or disposition of a Class A ordinary share by its holder to any person who is not already a holder of Class A ordinary shares and is not an affiliate of such holder as defined in the Company’s amended and restated memorandum and articles of association, such Class A ordinary share shall automatically convert into one Class B ordinary share without any actions on the part of the transferor or the transferee. Each Class A ordinary share is entitled to three votes and each Class B ordinary share is entitled to one vote.

On November 1, 2013, the Company completed its IPO by issuing 12,612,800 ADSs at the price of US$15.00 per ADS and 1,000,000 Class B ordinary shares at the price of US$5.00 per share. Each ADS represents three Class B ordinary shares. Immediately following the closing of the IPO, the total number of ordinary shares outstanding was 342,183,204, comprised of 302,850,254 Class A ordinary shares and 39,332,950 Class B ordinary shares.

Upon the closing of the IPO, the Ordinary Share Redemption Request and the 80% Shareholder Redemption Request were nullified and therefore, the redeemable ordinary shares were reclassified from mezzanine equity into Class A Ordinary Shares in permanent equity.

As of December 31, 2014, there were 224,299,179 and 134,376,522 Class A and Class B ordinary shares outstanding, respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

15.          Loss per share

Basic and diluted loss per share for each of the years ended December 31, 2012, 2013 and 2014 presented are calculated as follows:

	Years ended December 31,
	2012	2013		2014
	Ordinary shares	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	US$	RMB	US$

Basic loss per share:
Numerator:
Net loss	(91,113)	(183,368)	(3,921)	(1,401,672)	(225,909)	(445,229)	(71,758)
Net loss attributable to ordinary shareholders for computing basic loss per share	(91,113)	(183,368)	(3,921)	(1,401,672)	(225,909)	(445,229)	(71,758)
Denominator:
Weighted average ordinary shares outstanding	281,682,508	299,524,536	6,403,973	266,696,495	266,696,495	84,713,813	84,713,813
Basic loss per share:	(0.32)	(0.61)	(0.61)	(5.26)	(0.85)	(5.26)	(0.85)
Basic loss per ADS*:	(0.96)		(1.83)			(15.78)	(2.55)

Diluted loss per share:
Numerator:
Net loss	(91,113)	(183,368)	(3,921)	(1,401,672)	(225,909)	(445,229)	(71,758)
Reallocation of net loss attributable to ordinary shareholders as a result of conversion of Class A to Class B ordinary shares (note 14)	—	—	(183,368)	—	—	(1,401,672)	(225,909)
Net loss attributable to ordinary shareholders for computing diluted loss per share	(91,113)	(183,368)	(187,289)	(1,401,672)	(225,909)	(1,846,901)	(297,667)
Denominator:
Weighted average ordinary shares outstanding	281,682,508	299,524,536	6,403,973	266,696,495	266,696,495	84,713,813	84,713,813
Conversion of Class A to Class B ordinary shares (note 14)	—	—	299,524,536	—	—	266,696,495	266,696,495
Weighted-average number of shares outstanding- diluted	281,682,508	299,524,536	305,928,509	266,696,495	266,696,495	351,410,308	351,410,308

Diluted loss per share:	(0.32)	(0.61)	(0.61)	(5.26)	(0.85)	(5.26)	(0.85)
Diluted loss per ADS*:	(0.96)		(1.83)			(15.78)	(2.55)

*The Company was listed on November 1, 2013 with issuance of a total of 12,777,650 ADSs. Each ADS represents three Class B ordinary shares. The net loss per ADS for the years ended December 31, 2012 and 2013 were calculated using the same conversion ratio assuming the ADSs had been in existence throughout these periods.

The ordinary shares subject to redemption at the option of the shareholders recorded in mezzanine equity were included in the weighted average number of ordinary shares outstanding because such ordinary shareholders have the same contractual rights and obligations to share in the profits and losses of the Company as ordinary shareholders without redemption rights. As there has been no adjustment to the carrying value of the redeemable ordinary shares, the loss per share is the same for both redeemable and non-redeemable ordinary shares for all periods presented.

For the year ended December 31, 2012, the computation of basic loss per share using the two-class method was not applicable because there were no participating securities outstanding. For the year ended December 31, 2013 and 2014, the two-class method is applicable because the Company has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively (notes 2 and 14). Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for conversion and voting rights. Each Class A ordinary share is convertible into one Class B ordinary share at any time, while Class B ordinary shares cannot be converted into Class A ordinary shares under any circumstances. Each Class A ordinary share is entitled to three votes and each Class B ordinary share is entitled to one vote.

The effects of all outstanding share options (note 16) have been excluded from the computation of diluted loss per share for the years ended December 31, 2012, 2013 and 2014 as their effects would be anti-dilutive.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

16.          Share-based compensation

In November 2007, the Company’s shareholders approved the 2007 Share Incentive Plan (the “2007 Plan”), which is administered by the Board of Directors or any of its committees. Under the Plan, the Board of Directors may grant options to its employees, directors and consultants to purchase an aggregate of no more than 9,600,140 ordinary shares of the Company. These options granted have a contractual term of ten years and generally vest over a four year period, with 25% of the awards vesting one year after the date of grant and 1/16 of the remaining grants vesting on a quarterly basis thereafter. On December 29, 2011, the Board of Directors approved the increase of the number of shares available for issuance under the Plan from 20,724,362 to 26,060,000 shares. On August 10, 2012, the Board of Directors approved that starting from January 1, 2013, the number of shares available for issuance under the Plan would increase annually by 1.5% of the total outstanding ordinary and redeemable ordinary shares as of January 1 of that respective calendar year. On September 22, 2013, the Board of Directors approved an increase in the number of shares available for issuance under the 2007 Share Incentive Plan by 6,066,896 shares. These options granted have a contractual term of ten years and generally vest over a four year period, with 25% of the awards vesting one year after the date of grant and 1/16 of the remaining grants vesting on a quarterly basis thereafter.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

The fair value of each award was estimated on the grant date using the Black-Scholes-Merton option-pricing model by the Company.

Under the 2007 Plan, the Company granted 4,765,068, 10,988,106 and 9,993,411 share options to employees during the years ended December 31, 2012, 2013 and 2014, respectively. Among the grants, nil, 1,671,867 and 7,929,555 shares options granted during the years ended December 31, 2012, 2013 and 2014, respectively, have performance condition on their exercisability.

Included in the grants above:

1)  On April 1, 2012 and October 1, 2012, the Company granted 278,000 and 11,000 share options under the Plan with immediate vesting to senior management and recognized compensation costs in aggregate amounting to RMB3,620 (US$583) representing the fair value of the share options on the respective grant dates.

2)  On March 6, 2012, the Company granted a total of 500,000 options under the Plan with an exercise price of US$0.01 per option to its executive officers. These options granted have a contractual term of ten years. The performance conditions related to the year ended December 31, 2012 were as follows:

a)    at least 90% of the total consolidated revenue target of RMB 530,000;

b)    at least 90% of the total revenue target from hotels for reservations and sales facilitated through the Company’s website or mobile platform of RMB 150,000; and

c)    the Company recorded a consolidated net income.

If the performance conditions are met, the options will vest over a four year period, with 25% of the awards vesting on an annual basis starting from January 1, 2013. There was no share-based compensation expense recognized during the year ended December 31, 2012 associated with these options granted above as the performance conditions were not met.

On January 25, 2013, the Board of Directors waived the performance conditions in relation to the performance based options granted on March 6, 2012 and approved that 450,000 options, representing 90% of the options previously granted would commence vesting based on the original vesting schedule. In accordance with ASC 718, the Company accounted for the waiver of the performance conditions as a modification. As the original vesting conditions were not satisfied, the grant-date fair value of the original award was ignored and the fair value of the award measured at the modification date is recognized starting from the modification date. The share-based compensation expense recognized for the modified award for the year ended December 31, 2013 was RMB1,627(US$262).

3)  On September 22, 2013, the Board of Directors approved to issue two option grants to Chenchao Zhuang, the CEO and director of the Company. The first option grant consisted of 3,033,448 options with an exercise price of US$3.9559. The second option grant consisted of 3,033,448 options with an exercise price of US$6.5932. Both option grants have a contractual term of ten years and will vest over a period from grant date to December 31, 2016, with 25% of the awards vesting on December 31, 2013 and the remaining awards vesting 1/16 on a quarterly basis thereafter. The fair value of the options granted was US$2.69 and US$2.19 for the first and second option grant, respectively. The Company recognized compensation costs amounting to RMB22,540 and RMB22,946 (US$3,698) for the year ended December 31, 2013 and 2014 associated with the two options grants to Chenchao Zhuang.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Business Unit Incentive Plan

On January 13, 2013, the Board of Directors approved a business unit incentive plan (the “Business Unit Incentive Plan”), which is governed under the aforementioned 2007 Share Incentive Plan. Under the Business Unit Incentive Plan, the Board of Directors may grant options to its employees of specific business units to purchase an aggregate of no more than 10,800,000 Class B ordinary shares of the Company. On November 25, 2014, the Company’s Board of Directors approved an extension of the Business Unit incentive plan to cover employees of four new business units. The total number of Class B ordinary shares of the Company to be issued under the Business Unit Incentive Plan was increased to 18,000,000. The options will be granted at an exercise price of US$0.01 if the business units meet their respective certain long-term performance conditions. Upon grant, the options will have a vesting term of three months.

There have been no grants under the Business Unit Incentive Plan up to December 31, 2014. Qunar also concluded that there was no service inception preceding the grant date as there has been no authorization from Qunar’s Board of Directors based on the its accounting policies up to December 31, 2014.

The following table summarizes the option activity for the years ended December 31, 2014:

	Number of shares	Weighted average exercise price (US$)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (US$ in thousands)
Share options
Outstanding, December 31, 2013	25,192,696	1.40	7.39	184,355
Granted	9,993,411	0.01
Exercised	(8,907,408)	0.27
Forfeited/Cancelled	(1,115,256)	0.02
Outstanding, December 31, 2014	25,163,443	1.30	7.89	201,417
Vested and expected to vest at December 31, 2014	21,880,749	1.43	7.75	176,072
Exercisable at December 31, 2014	9,685,685	1.72	6.62	75,118

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s ordinary share as at the balance sheet date and the exercise price. Total intrinsic value of options exercised for the three years ended December 31, 2012, 2013 and 2014 was RMB31.11 million, RMB88.92 million and RMB508.52 million (US$82.02 million), respectively. The total fair value of the equity awards vested during the years ended December 31, 2012, 2013 and 2014 were RMB23.78 million, RMB88.87 million and RMB220.80 million (US$35.61 million), respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

As of December 31, 2014, there were RMB448.16 million (US$72.28 million) of unrecognized share-based compensation costs, net of estimated forfeitures, related to equity awards that are expected to be recognized over a weighted-average vesting period of 2.71 years. Total unrecognized compensation costs may be adjusted for future changes in estimated forfeitures.

The fair value of each option award was estimated on the grant date using the Black-Scholes-Merton option-pricing model. The risk-free interest rate for periods within the contractual life of the share option is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the expected term of the awards. The expected term of stock options granted is developed giving consideration to the vesting period and contractual term. Qunar did not expect to declare any dividends on its ordinary shares on the respective grant dates. Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry.

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	2012	2013	2014

Risk-free interest rate	1.70%~2.28%	1.91%~2.71%	1.91%~2.07%
Dividend yield	—	—	—
Expected volatility range	48.03%~49.84%	46.68%~47.66%	45.78%~46.58%
Expected life (in years)	10	10	6.11

The total weighted average grant-date fair value of the equity awards granted during the years ended December 31, 2012, 2013 and 2014 were RMB12.54, RMB16.59 and RMB58.59 (US$9.45) per option, respectively.

The following table summarizes total compensation cost recognized:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Product developments	15,241	20,784	59,884	9,652
Product sourcing	1,330	2,117	2,958	477
Sales and marketing	5,243	5,417	12,565	2,025
General and administrative	5,392	35,389	190,963	30,778

	27,206	63,707	266,370	42,932

17.          Restricted net assets

The Company’s ability to pay dividends may depend on the Company receiving distributions of funds from its PRC subsidiaries and Affiliated PRC Entities. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries and Affiliated PRC Entities.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and its articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriation to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The Company’s PRC subsidiaries were established as foreign invested enterprises and therefore, is subject to the above mandated restrictions on distributable profits.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Additionally, in accordance with the company law of the PRC, a domestic enterprise is required to provide statutory reserves of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the Board of Directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The Affiliated PRC Entities were established as domestic invested enterprises and therefore are subject to the above mentioned restrictions on distributable profits.

During the years ended December 31, 2012, 2013 and 2014, appropriations to statutory reserves amounted to RMB36, RMB1,136 and nil, respectively.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries and the Affiliated PRC Entities are restricted in their ability to transfer a portion of their net assets to the Company.

Foreign exchange and other regulation in the PRC may further restrict the Company’s PRC subsidiaries and the Affiliated PRC Entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2013 and 2014, amounts restricted are the net assets of the Company’s PRC subsidiaries and the Affiliated PRC Entities, which amounted to RMB11,296 and RMB10,522(US$1,695), respectively.

18.          Other non-current assets

On August 1, 2013, the Company launched an RMB20,000 employee interest-free housing loan program. In 2014, the Company expanded the housing loan pool to RMB40,000. Employees other than executive officers and senior management personnel who meet certain requirements may apply for such loans subject to approval by the Company. Each loan to each employee has a cap of RMB500 and is repayable within three to five years. The Company accounts for employee interest-free loans in accordance with ASC subtopic 835-30, Imputation of Interest, whereby the effective interest rate is applied and the difference between the present value of the loan receivables and the cash loaned to the employees is regarded as employee compensation. Over the term of the loans, the loan receivables are accreted to its face value with interest income recognized in the same amount. As of December 31, 2013 and 2014, the Company has granted loans amounting to RMB12,772 and RMB26,911 (US$4,337) with terms of five years, respectively, of which RMB10,218 and RMB15,288(US$2,464) were non-current, respectively.

Management evaluated the collectability of the loans granted and concluded that the risk of default was remote. Therefore, no allowance was provided as of December 31, 2013 and 2014, respectively. The remaining balances included in other non-current assets are comprised mainly of long-term rental deposits of RMB9,319 and RMB29,034(US$4,679) as of December 31, 2013 and 2014, respectively, and prepayments to purchase equipment with an amount of RMB3,065 and RMB11,595(US$1,869) as of December 31, 2013 and 2014, respectively.

19.          FAIR VALUE MEASUREMENT

ASC topic 820 (“ASC 820”), Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace

Level 3 - Unobservable inputs which are supported by little or no market activity

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the Company measures the Baidu Warrants at fair value on a recurring basis. Baidu Warrants are classified as Level 2 by using the binomial-tree model with exogenous credit risk developed by Tsiveriotis and Fernandes(1998) based on inputs that are directly and indirectly observable in the market.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Assets and liabilities measured or disclosed at fair value as of December 31, 2013 are summarized as below:

	Fair Value Measurement or Disclosure at December 31, 2013 Using
	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Unobservable inputs
	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB
Fair value disclosure (note 2)
Cash and Cash equivalents
Time deposits	—	757,550	—
Short-term investments
Time deposits	—	485,945	—
Other current assets
Employee interest free loan	—	2,554	—
Other non-current assets
Employee interest free loan	—	10,218	—

Assets and liabilities measured or disclosed at fair value as of December 31, 2014 are summarized as below:

	Fair Value Measurement or Disclosure at December 31, 2014 Using
	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Unobservable inputs
	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB
Fair value disclosure (note 2)
Cash and Cash equivalents
Time deposits	—	254,222	—
Other current assets
Employee interest free loan	—	4,306	—
Other non-current assets
Employee interest free loan	—	15,288	—

Fair value measurement
Recurring
Warrant liability(note 11)	—	701,776	—
Total liability measured at fair value	—	701,776	—

The Company has no assets or liabilities measured or disclosed at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2013 and 2014.

20.          Commitments and contingencies

Operating lease commitments

The Company leases office facilities and server racks under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases, and the terms of the leases do not contain rent escalation, contingent rent, renewal, or purchase options. There are no restrictions placed upon the Company by entering into these leases. Total expenses under these operating leases were RMB34,363, RMB51,262 and RMB163,067 (US$26,282) for the years ended December 31, 2012, 2013 and 2014, respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Future minimum payments under non-cancelable operating leases consist of the following as of December 31, 2014:

Years ended December 31,	RMB	US$
2015	137,295	22,128
2016	35,231	5,678
2017 and thereafter	6,545	1,055
	179,071	28,861

Capital Commitments

The Company’s capital commitments relate primarily to commitments in connection with the expansion and improvement of its network infrastructure and renovation of its offices. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to nil and RMB29,786 (US$4,801) as of December 31, 2013 and 2014. All of the commitments relating to the network infrastructure and renovation on the offices are to be fulfilled within the next year.

In addition, as of December 31, 2014, the Company has contractual commitments to make additional investments contingent on the achievement of certain conditions by three existing cost-method investees and other long-term investments in several travel operators in the PRC with a total maximum amount of RMB315,593(US$50,864).

Loss contingencies

With respect to display advertising services, the Company, as an industry practice in the PRC, regularly provides such services at a discount to its standard rates. These discounts are in the form of free advertising elements, of which the duration and other terms of services are specified as part of the revenue contract. The value-added tax pilot program replaced the business tax rules for advertising services in Beijing effective from September 1, 2012. There are uncertainties under the current value-added tax rules as to whether these free elements should constitute deemed services in addition to the chargeable elements rather than discounts to the overall revenue arrangements for tax purposes and thus be subject to value-added tax at the standard rates of services. The Company currently considers that such free elements do not give rise to deemed services for value-added tax purposes and the value-add tax for a revenue contract is calculated based on the total consideration for the overall arrangements. The rules related to the value-added tax pilot program are still evolving and the timing of the promulgation of the final tax rules or related interpretation is uncertain. The maximum estimated amount for this reasonably possible contingency up to December 31, 2014 was RMB7,197 (US$1,160).

Legal contingency

On September 6, 2013, the Company early terminated an agreement (“Distribution Agreement”) with one of its travel service providers (“TSP”) due to the TSP’s failure to make its international hotel inventories available on the Company’s platform within the agreed time period. The original term of an agreement with a travel service provider (“TSP”) was from May 13, 2013 to June 30, 2016 and the Company agreed to provide for a minimum of 450,000 quarterly room bookings from both domestic and international hotel inventories from July 2013, subject to an annual adjustment effective from 2014 in exchange for commission fees on a cost-per-sale basis. The agreement also required the Company, in the event of its failure to achieve the contracted minimum quarterly room bookings, to compensate the TSP at a rate of RMB0.027 per room night.

On August 26, 2013, the Company requested that the TSP rectify its failure to make its international hotel inventories available on the Company’s platform within ten days. On September 6, 2013, the Company early terminated the agreement with the TSP as it believed that the TSP had failed to rectify such failure within the agreed time period.

On November 5, 2013, the Company received a summons from an intermediary court in Beijing for a civil suit against the Company filed by the TSP on October 17, 2013 in connection with the aforementioned agreement. In its complaint, the TSP alleged breach of contract by the Company and sought (i) a declaration that the notice to terminate the aforementioned agreement was null and void and (ii) damages in the amount of approximately RMB140,700 to compensate for alleged losses suffered by the TSP in connection with the Company’s early termination of the aforementioned agreement.

On December 9, 2013, the Company filed a counterclaim against the TSP for RMB8,127 of commission fees due to the Company for services it provided to the TSP from July 2013 to September 6, 2013 under the aforementioned agreement. Based on the advice from the Company’s legal counsel, the Company believes it has the right and legal basis to request that the TSP pay the commission fees due and such right should be unaffected by the results of the lawsuit the TSP filed against the Company.

On January 10, 2014, the TSP sought additional damages amounting to RMB11,200, to compensate for its alleged losses of upfront costs it incurred in connection with the aforementioned agreement. As of April 14, 2014, the intermediary court in Beijing has completed the oral hearing of the aforementioned lawsuits but has not yet rendered the judgment.

On January 1, 2015, the Company received the judgment of the intermediary court with respect to the Distribution Agreement (“the Judgment”) dispute. In the Judgment, the Court held that (i) the TSP shall pay the Company a commission of RMB8,127 (US$1,310) due under the Distribution Agreement; (ii) the Company shall prospectively credit to the TSP’s advertisement account opened at the Company in the amount of RMB52,335 (US$8,435) corresponding to the period from September 6, 2013 through September 30, 2014; and (iii) the Distribution Agreement shall continue to be performed by both parties. Either or both parties may appeal the Judgment to the Beijing Municipal High Court within 15 days from the date of receipt of the Judgment. The above Judgment is not binding prior to the conclusion of any such appeal. On January 16, 2015, the Company has appealed to the Beijing Municipal High Court reiterating its legal basis for its early termination of the Distribution Agreement.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

Based on the advice from the Company’s legal counsel, the Company estimated that the probable loss contingency to be recorded is within a range of RMB64,485 to RMB137,385, and no amount within the range represents a better estimate than any other amount. According to ASC 450-20-30-1, when no amount within the range is a better estimate than any other amount, the minimum amount in the range shall be accrued. Therefore, a contract termination loss provision of RMB64,485 was accrued with a charge to expense as of December 31, 2014. The TSP has been continuously using the Company’s pay-for-performance services charged on a cost-per-click basis under a separate contract and has not disputed that contract with the Company.

21.          Subsequent events

On January 22, 2015, the first installment payment of RMB135,000 was made for a long-term investment in Travelling Bestone, a package tour operator in the PRC.

On February 12, 2015, the Company’s shareholders approved an amendment of the 2007 Plan at the annual general meeting. Pursuant to the amendment, the maximum number of shares that may be issued under the 2007 Plan shall increase on January 1 of each of 2015, 2016 and 2017 by 2.65% of the then outstanding shares, and on January 1, 2018 for remainder of the term of the 2007 Plan by 1.5% of the then outstanding shares.

On March 12, 2015, Qunar drew down RMB507 million pursuant to the revolving credit facility agreement with Baidu (note 11c).

In March 2015, the Company signed a purchase agreement to acquire a 55% equity interest in a company engaged in the attraction ticketing business in the PRC, and paid a portion of the purchase consideration amounting to RMB 20,000 in April 2015.

 QUNAR CAYMAN ISLANDS LIMITED

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	781,784	291,794	47,029
Short-term investments	485,410	—	—
Account receivable, net	109	—	—
Prepayments and other assets	3,070	5,680	915
Total current assets	1,270,373	297,474	47,944
Non-current assets
Amount due from subsidiaries	85,584	229,981	37,066
Investments in subsidiaries	11,296	10,522	1,696
Total non-current assets	96,880	240,503	38,762

TOTAL ASSETS	1,367,253	537,977	86,706

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses and other current liabilities	4,414	6,375	1,027
Warrant liability	—	701,776	113,106
Total current liabilities	4,414	708,151	114,133
Non-current liabilities:
Non-current liabilities	412	412	66
Total non-current liabilities	412	412	66
Total liabilities	4,826	708,563	114,199

Shareholders’ equity (deficit):
Class A ordinary shares (par value of US$0.001 per share; 303,344,804 shares authorized as at December 31, 2013 and 2014, respectively; 302,850,254 and 224,299,179 shares issued and outstanding as at December 31, 2013 and 2014, respectively)	1,914	1,426	230
Class B ordinary shares (par value of US$0.001 per share; 496,655,196 shares authorized as at December 31, 2013 and 2014, respectively; 39,332,950 and 134,376,522 shares issued and outstanding as at December 31, 2013 and 2014, respectively)	240	831	134
Additional paid-in capital	1,788,167	2,069,313	333,513
Accumulated other comprehensive (loss) income	(28,476)	4,163	671
Accumulated deficit	(399,418)	(2,246,319)	(362,041)
Total shareholders’ equity (deficit)	1,362,427	(170,586)	(27,493)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	1,367,253	537,977	86,706

QUNAR CAYMAN ISLANDS LIMITED

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF COMPREHENSIVE LOSS

 (Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Revenues
Display advertising service	5,388	810	—	—
Total revenues	5,388	810	—	—
Cost of revenues	(774)	—	—	—

Gross Profit	4,614	810	—	—
Operating expenses
General and administrative expenses	(2,051)	(2,057)	(6,482)	(1,046)

Operating income (loss)	2,563	(1,247)	(6,482)	(1,046)
Equity in loss of subsidiaries	(93,998)	(190,214)	(1, 867,810)	(301,036)
Interest income, net	549	4,172	27,391	4,415

Loss before income taxes	(90,886)	(187,289)	(1, 846,901)	(297,667)
Income tax expense	(227)	—	—	—

Net loss	(91,113)	(187,289)	(1, 846,901)	(297,667)

Net loss attributable to ordinary shareholders	(91,113)	(187,289)	(1,846,901)	(297,667)

Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustment	(542)	(16,873)	32,639	5,260
Comprehensive loss attributable to ordinary shareholders	(91,655)	(204,162)	(1,814,262)	(292,407)

QUNAR CAYMAN ISLANDS LIMITED

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

 (Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Net cash used for operating activities:	(141,738)	(814)	(7,022)	(1,132)
Net cash provided by (used for) investing activities	122,694	(650,801)	(520,695)	(83,922)
Net cash (used for) provided by financing activities	(54,874)	1,432,081	15,001	2,418
Effect of exchange rate changes on cash and cash equivalents	(5,265)	(15,806)	22,726	3,664
Net (decrease) increase in cash and cash equivalents	(79,183)	764,660	(489,990)	(78,972)
Cash and cash equivalents at beginning of the year	96,307	17,124	781,784	126,001

Cash and cash equivalents at end of the year	17,124	781,784	291,794	47,029

QUNAR CAYMAN ISLANDS LIMITED

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

 (Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

Basis of presentation and commitments

For the parent company only condensed financial information, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments — Equity Method and Joint Ventures. Such investments are presented on the balance sheet as “Investments in subsidiaries” and the investees’ profit or loss as “Equity in profit and loss of subsidiaries” on the statement of comprehensive loss. The equity in loss of the Company’s subsidiaries in excess of the Company’s “Investments in subsidiaries” have been offset against the balances in “Amounts due from subsidiaries”. The parent company only condensed financial information should be read in conjunction with the Company’s consolidated financial statements.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of as of any of the years presented.